UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hunter Maritime Acquisition Corp.
(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A Common Shares
(Title of Class of Securities)

Y37828111
 (CUSIP Number of Class of Securities)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
011-323-247-59-11
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $143,502,637.50*	Amount of Filing Fee: $17,392.52**
* Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 14,173,100 outstanding Class A common shares of Hunter Maritime Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.125 per share.

** Previously paid. The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $121.20 for each $1,000,000 of the value of the transaction.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-4
[ ]	Amendment to Schedule 13D under Rule 13d-2
[X]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 3 TO SCHEDULE TO
INTRODUCTORY STATEMENT
Hunter Maritime Acquisition Corp., a  Marshall Islands corporation (the "Company"), hereby amends and supplements itsTender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission (the "SEC") on October 5, 2018 (together with any amendments thereto, the "Schedule TO"). The Schedule TO, as amended, relates to the Company's offer to purchase for cash up to 14,173,100 of its Class A shares, par value $0.0001 per share ("Class A common shares"), at a price of $10.125 per share, net to the seller in cash for an aggregate purchase price of up to $143,502,637.50. The Company's offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase,  originally dated October 5, 2018 (the "Offer to Purchase"), as supplemented by the Supplement to Offer to Purchase dated October 23, 2018 (the "Supplement"), and the Amended and Restated Letter of Transmittal (the "Letter of Transmittal"), which, as further amended, restated or supplemented from time to time, together constitute the offer (the "Offer").
This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. This Schedule TO, as supplemented and amended by this Amendment No. 3, is intended to satisfy the reporting requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended. Only those items reported in this Amendment No. 3 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, each as amended and supplemented, remains unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, each as amended and supplemented.
Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase, as amended and supplemented.
Items 1 to 9 and 11.
The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:
The Offer expired at 5:00 p.m., New York City time, on Wednesday, November 6, 2018. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, as of the Expiration Date, a total of 12,999,350 Class A common shares were validly tendered and not properly withdrawn. All such Class A common shares were accepted for purchase. Accordingly, the Company will purchase all such Class A common shares at the purchase price of $10.125 per Class A common share, for a total purchase price of $131,618,418.75, excluding fees and expenses related to the Offer. Such Class A common shares accepted for purchase represent approximately 86% of the Company's issued and outstanding Class A common shares as of November 6, 2018. Payment for Class A common shares accepted for purchase will be made promptly.
On November 7, 2018, the Company issued a press release announcing the final results of the Offer, as set forth above. A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
The list of exhibits is hereby amended by adding the following:
Exhibit No.	Description

(a)(5)(D)*	Press Release dated November 7, 2018.

*          Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTER MARITIME ACQUISITION CORPORATION

By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Executive Officer

Date:	November 7, 2018

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(5)(D)*	Press Release dated November 7, 2018.

*          Filed herewith.